Exhibit A

Southeast Asia Wireless Service Provider Selects Ceragon to Modernize and Expand its Network

August 16, 2017

Southeast Asia Wireless Service Provider Selects Ceragon to Modernize and Expand its Network

Ceragon’s IP-20 Platform to upgrade nationwide CDMA Network to a 4G-LTE Network, delivering high-quality, affordable mobile broadband services

Little Falls, New Jersey, August 16, 2017 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that its FibeAir IP-20 Platform was selected by a Southeast Asia wireless service provider to expand and modernize its nationwide 450MHz low-band high coverage CDMA network to a 4G-LTE network. In order to meet the operator’s required capacity over large distances, Ceragon will be replacing another vendor's wireless backhaul network as part of the network modernization process. Ceragon has received an initial order for its products and related services from this new customer totaling over $1.5 million, with further orders expected over the next 2 years.

The wireless operator currently runs a nationwide CDMA network operating exclusively at a low frequency band of 450 MHz, which provides vast service coverage for rural parts of the country and high service penetration in buildings in urban areas. To best deliver on its promise of providing high quality, affordable, high speed telecom services to rural, suburban and urban areas, as well as remain competitive, the operator is upgrading to a 4G LTE network to deliver high speed 4G services as well as expand service reach by adding new sites in areas with little or no connectivity. To avoid costly and time-consuming fiber deployments for site backhaul, the operator requires a wireless backhaul alternative that is able to deliver capacity of 500Mbps and beyond, with the challenge of providing it over large distances.

As a wireless backhaul specialist, Ceragon offers the operator a smooth, fast modernization to LTE with turnkey solutions and services. It enables the delivery of high capacity over exceptionally large distances with the re-use of existing assets for re-deployment, allowing the operator to save on equipment costs, reduce downtime, accelerate time to market and hence increase its revenues. During field trials Ceragon’s high-power IP-20 Platform proved to be the only solution to deliver high capacity 4G wireless backhaul over large distances, without the need for costly relay sites.

In addition, Ceragon’s unique multicore technology minimizes future upgrade costs by allowing the operator to remotely increase capacity with no additional hardware or crew dispatch to the field.

“With the vast majority of web traffic consumed over mobile devices in our customer’s country, the need for 4G LTE modernization is critical,” said Ira Palti, president and CEO of Ceragon. “Our IP-20 Platform enables this wireless operator to quickly and cost effectively modernize and expand its network. We help the operator enhance its customers’ quality of experience and increase its customer base, meeting its promise to provide high quality affordable mobile services."

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Media Contact:	Investor Contact:
Tanya Solomon	Claudia Gatlin
Ceragon Networks
Tel: +972-3-543-1163	Tel. +1 212-830-9080
tanyas@ceragon.com	claudiag@ceragon.com

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a decline in revenues; the risks relating to the concentration of Ceragon's business in India, Latin America and in developing nations and the political, economic and regulatory risks from doing business in those regions, including  potential currency restrictions; the risk associated with a change in Ceragon’s gross margin as a result of changes in the geographic mix of revenues; the risk associated with the loss of a single customer or customer group, which represents a significant portion of Ceragon’s revenues; the risk associated with Ceragon’s failure to effectively compete with other wireless equipment providers; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.